January 31, 2005

H. Christopher Owings, Esq.
Assistant Director
Office of Small Business
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

            RE:   CATALYST LIGHTING GROUP, INC.
                  REGISTRATION STATEMENT ON FORM SB-2
                  FILED ON DECEMBER 10, 2004
                  FILE NO. 333-118255

Dear Mr. Owings:

      This letter is in response to the comments contained in the Staff's letter to Dennis H. Depenbusch (the "Comment Letter") dated January 7, 2005. The responses below correspond to the numbered comments contained in the Comment Letter. Capitalized terms not otherwise defined herein have their respective meanings as set forth in the Registration Statement.

GENERAL

1. We note the disclosure in Item 1.01 of the Form 8-K filed on October 5, 2004. It is unclear whether you are registering common stock issuable upon conversion of the secured convertible term note described in that Form 8-K. If you are registering those shares please clarify your disclosure and supplementaly provide your analysis as to why that transaction with the Laurus Master Fund, Ltd. is a completed private placement. In order to have a completed private placement the investor must be irrevocably committed to purchase the securities and will not make any further investment decision. We note you disclosure in the Form 8-K in the section referenced above that Laurus has "sole and absolute" control of the funds in the escrow account. Therefor, it is unclear whether Laurus Master Fund is irrevocably committed since its controls the funds held in the restricted account

WE HAVE MADE THE REQUESTED CHANGE IN THE REVISED SB-2 FILED CONCURRENTLY WITH THIS LETTER, MODIFYING THE SB-2 TO EXCLUDE COMMON STOCK ISSUABLE UPON CONVERSION OF THE SECURED CONVERTIBLE TERM NOTE.

2. Please revise throughout the prospectus to clarify what common stock is being registered. For instance, what shares of Keating Securities, LLC are being registered? Also, in the fee table please clearly identify what shares of common stock are issuable upon the conversion of notes or the exercise of warrants and options. Currently, the fee table lists three categories but does not provide any footnote disclosure clarifying what shares are being registered

WE HAVE MADE THE REQUESTED CHANGE IN THE REVISED SB-2 FILED CONCURRENTLY WITH THIS LETTER.

3. Please expand your disclosure throughout your prospectus to describe the transactions in which the shares, debentures and warrants were issued and the material terms of those financial instruments. The disclosure in your Prospectus Summary and on the top of page 43 does not seem to clearly and concisely convey the material terms of the securities which are convertible and exercisable into the shares being registered. Material terms such as the conversion limitations described in Exhibits 10.2, 10.7, and 10.8 as filed with the Form 8-K on October 5, 2004 should be disclosed. We also note the limitations in the terms of the notes that prohibits paying dividends. Also, your disclosure should be clear as to the number of shares that are being registered that relate to warrants, options, or other financial instruments. If true, you should also clarify that your financial instruments have fixed conversion prices.

WE HAVE MADE THE REQUESTED CHANGE IN THE REVISED SB-2 FILED CONCURRENTLY WITH THIS LETTER.

4. We note that you are registering common stock and common stock underlying warrants that were issued as part of units in an October 12, 2004 private placement. Your disclosure in the Prospectus Summary on page 6 indicated that this private placement has been "extended through January 24, 2005" Please provide an analysis as to whether the October 12, 2004 sale has been completed, enabling you to register those shares for resale here. As indicated above, are the purchasers irrevocably committed to purchase the securities and will not make any further investment decision?

WE BELIEVE THE OCTOBER 12, 2004 CLOSING REPRESENTS A COMPLETED SALE, AS THE INVESTOR IRREVOCABLY COMMITTED TO PURCHASE THE SECURITIES AND CANNOT MAKE ANY FURTHER INVESTMENT DECISION. IN FACT, THE FIRST CLOSING ON THIS PRIVATE PLACEMENT HAS ALREADY OCCURRED, CATALYST HAS RECEIVED THE FUNDS REPRESENTING THE PURCHASE PRICE THEREFOR AND THE SHARES OF COMMON STOCK AND COMMON STOCK PURCHASE WARRANTS ISSUABLE TO SUCH INVESTOR HAVE ALREADY BEEN ISSUED.

RISK FACTORS

5. If true, please add a risk factor indicating that Laurus may gain control of the Company by converting the notes it holds, or in connection with any other arrangement with you.

LAURUS MAY NOT GAIN CONTROL OF THE COMPANY BY CONVERTING THE NOTES OR WARRANTS IT HOLDS OR THROUGH ANY OTHER ARRANGEMENT. UNDER THE TERMS OF THE LOAN DOCUMENTS, LAURUS IS CONTRACTUALLY PROHIBITED FROM CONVERTING ANY AMOUNTS INTO COMMON STOCK OF CATALYST IF SUCH CONVERSION WILL RESULT IN LAURUS HOLDING MORE THAN 4.99% OF THE OUTSTANDING SHARES OF CATALYST COMMON STOCK.

The Existence of Outstanding Options and Warrants May Harm Our..., page 15

6. It is unclear why this dilution risk factor is limited to only options and warrants. Specifically, why do you not address the significant dilution that may occur in connection with the approximately 5 million shares you are offering in this registration. We note that you have less that 4 million shares currently outstanding. Please revise or advise.

WE HAVE MADE THE REQUESTED CHANGE IN THE REVISED SB-2 FILED CONCURRENTLY WITH THIS LETTER.

Management's Discussion and analysis and Plan of Operation, page 18

7. Please expand this section to include a discussion of the Laurus transaction and other material private placement of notes and warrants. Where applicable, discuss the impact on your liquidity. Including only a Subsequent Events subsection does not adequately present an integrated picture of your financial condition. A prospectus speaks as of the date of effectiveness. Thus, we do not believe it is appropriate to provide a Subsequent Events subsection relating to the securities being offered in the Prospectus.

WE HAVE MADE THE REQUESTED CHANGE IN THE REVISED SB-2 FILED CONCURRENTLY WITH THIS LETTER.

Principal Stockholders, page 38

8. Please disclose the total number of shares upon which the table of beneficial ownership is based. In this regard, please tell us whether that figure includes the shares being registered in this offering. If not, why not?

WE HAVE MADE THE REQUESTED CHANGE IN THE REVISED SB-2 FILED CONCURRENTLY WITH THIS LETTER. THE TABLE IS BASED ON THE 3,789,384 CURRENTLY ISSUED AND OUTSTANDING SHARES OF COMMON STOCK AND WAS INCREASED FOR CERTAIN PERSONS, AS NECESSARY, TO REFLECT SHARES OF COMMON STOCK BENEFICIALLY OWNED BY THAT PERSON WHICH ARE ISSUABLE UPON CONVERSION OR EXERCISE OF OPTIONS OR WARRANTS HELD BY THAT PERSON. THE TABLE DOES NOT INCLUDE SHARES OF COMMON STOCK BEING REGISTERED HEREUNDER FOR WHICH THE HOLDER IS NOT, AS OF THE DATE HEREOF, DEEMED TO BE THE BENEFICIAL OWNER. FOR EXAMPLE, LAURUS IS DEEMED TO BE THE BENEFICIAL OWNER OF 572,000 SHARES OF COMMON STOCK AS OF THE DATE HEREOF, AS 472,000 OF THE COMMON STOCK PURCHASE WARRANTS ISSUED TO LAURUS ARE EXERCISABLE ANY TIME FROM THE DATE HEREOF THROUGH SEPTEMBER 30, 2009 AND THE REMAINING 100,000 COMMON STOCK PURCHASE WARRANTS ISSUED TO LAURUS ARE EXERCISABLE ANY TIME THROUGH DECEMBER 3, 2009. HOWEVER, THE SHARES OF COMMON STOCK UNDERLYING THE NOTES ARE NOT ISSUABLE UNTIL (A) MONEY HAS BEEN ADVANCED PURSUANT TO ANY OF THE NOTES AND (B) THE SHARES OF COMMON STOCK UNDERLYING THE NOTES HAVE BEEN REGISTERED FOR RE-SALE OR ARE EXEMPT FROM THE REGISTRATION REQUIREMENTS. ACCORDINGLY, THEY HAVE NOT BEEN INCLUDED IN THE CALCULATION OF THE TOTAL NUMBER OF SHARES UPON WHICH THE TABLE OF BENEFICIAL OWNERSHIP IS BASED.

Selling Shareholders, pages 39-40

9. Please identify the individuals with voting or investment control of the securities listed for the entities in the table.

WE HAVE MADE THE REQUESTED CHANGE IN THE REVISED SB-2 FILED CONCURRENTLY WITH THIS LETTER.

10. Is any selling shareholder a broker-dealer? If so, identify that stockholder as an "underwriter" within the meaning of the Securities Act of 1933. You should also revise the Manner of Sale section to state the names of the selling shareholders who are broker-dealers, and to state that they are also underwriters with respect to the shares that they are offering for resale.

WE HAVE MADE THE REQUESTED CHANGE IN THE REVISED SB-2 FILED CONCURRENTLY WITH THIS LETTER.

11. If a selling shareholder is an affiliate of a broker-dealer, disclose if true that:

      o The selling shareholder purchased the shares in the ordinary course of business, and

      o At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute them.

      If these statements are not true for any selling shareholder, then the prospectus must state that the selling shareholder is an underwriter.

WE HAVE MADE THE REQUESTED CHANGE IN THE REVISED SB-2 FILED CONCURRENTLY WITH THIS LETTER.

12. Please tell us whether your director Kevin Keating is affiliated with Keating Securities, LLC. If so, this material relationship should be described as required by Item 507 of Regulation S-B.

KEVIN KEATING AND KEATING SECURITIES, LLC HAVE EACH CONFIRMED TO THE COMPANY THAT KEVIN KEATING IS NOT AFFILIATED WITH KEATING SECURITIES, LLC OR ANY OF ITS AFFILIATES, SUBSIDIARIES OR RELATED ENTITIES.

13. We note the entities listed with shares issuable upon the exercise of options and warrants. In a footnote, please separately identify the number of shares issuable upon the conversion of options and those issuable upon the conversion of warrants. Also, specify the exercise price.

WE HAVE MADE THE REQUESTED CHANGE IN THE REVISED SB-2 FILED CONCURRENTLY WITH THIS LETTER.

Manner of Sale, page 41

14. We note the last paragraph in this section on page 41. Please provide the disclosure required by Item 508(i) and (j) of Regulation S-B and otherwise clarify the disclosure regarding Regulation M. Also, it is unclear why you state that Whitco has "advised the selling shareholders" in the last paragraph in this section on page 41 when Catalyst seems to be the issuer of the securities. Please revise or advise.

WE HAVE MADE THE REQUESTED CHANGE IN THE REVISED SB-2 FILED CONCURRENTLY WITH THIS LETTER, INCLUDING CHANGING WHITCO TO CATALYST, AS IT SHOULD HAVE BEEN ORIGINALLY.

      If you have any questions regarding our responses to any of the above information, please contact David N. Feldman at (212) 869-7000.

                                   Sincerely,

                                   Catalyst Lighting Group, Inc.


                                   By: /s/ Dennis H. Depenbusch
                                           -----------------------
                                           Dennis H. Depenbusch
                                           Chief Executive Officer

cc:   Brian Mandell-Rice
      David N. Feldman, Esq.